SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October, 2005                Commission File Number: 001-32562

                                  STANTEC INC.
                              (Name of Registrant)

                               10160 - 112 Street
                                Edmonton, Alberta
                                 Canada T5K 2L6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F ___              Form 40-F   X
                                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ___                    No  X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      STANTEC INC.



Date:  October 4, 2005                   By:   /s/ Jeffrey S. Lloyd
                                               --------------------------------
                                               Name:  Jeffrey S. Lloyd
                                               Title: Vice President, Secretary
                                                      and General Counsel

                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
-------         ----------------------

99.1            Press Release, October 3, 2005

                                                                    EXHIBIT 99.1

                                                                    News Release

[GRAPHIC OMITTED]


For Immediate Release

Stantec completes the acquisition of green building design specialist Keen Engineering

EDMONTON AB, VANCOUVER BC (October 3, 2005) TSX: STN; NYSE SXC

Stantec significantly increased its buildings engineering and sustainable design capabilities today by completing the acquisition of Keen Engineering (Keen). Keen--with approximately 275 employees and 12 offices (10 in Canada and two offices in the United States)--is considered to be one of the leading sustainable building systems design firms in North America.

"We're very pleased to have the talented and entrepreneurial group from Keen join the Stantec family," says Tony Franceschini, Stantec President & CEO. "The combination of Keen and Stantec makes up one of North America's largest sustainable design teams with over 280 LEED(R) Accredited professionals."

Keen is a progressive consulting engineering firm specializing in sustainable mechanical, electrical, and plumbing design for buildings and facilities. The company is one of the leaders and advocates of the green building design movement throughout North America. Keen has provided professional services for over 45 years and has offices in Vancouver, Victoria, Abbotsford, Kamloops, and Kelowna, British Columbia; Calgary and Edmonton, Alberta; Toronto and Ottawa, Ontario; Montreal, Quebec; Seattle, Washington; and San Francisco, California.

"By joining Stantec, we now have one of the largest integrated buildings design teams in North America," says Kevin Hydes, Keen President & CEO, who will continue with Stantec as Vice President. "With this group of experts and more robust financial and technical resources we will be able to promote sustainable building design to more clients across North America and make a positive impact on our environment by creating buildings that are environmentally responsible, profitable, and healthy places to live and work."

Stantec and Keen have worked together on a number of design projects including the Vancouver International Airport and the Winnipeg International Airport as well as University of Toronto's Scarborough Student Centre in Scarborough, Ontario, and the Vancouver General Hospital. Kevin Hydes is the current Chair of the US Green Building Council and founder of the Canadian Green Building Council.

About LEED(R)

The LEED (Leadership in Energy and Environmental Design) Green Building Rating System(R) is a voluntary, consensus-based national standard for developing high-performance, sustainable buildings. The LEED(R) system was developed by the US Green Building Council (USGBC) which is a coalition of leaders from across the building industry working to promote sustainable buildings. The Canadian Green Building Council (CaGBC) offers LEED(R) Accreditation for professionals and LEED(R) certification for buildings and facilities in Canada. LEED(R) Accredited professionals have passed a rigorous exam that tests their knowledge of green building design and sustainable building practices and are recognized by the USGBC and CaGBC.

For more information visit http://announcements.stantec.com/keen

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Media Contact            Investor Contact        Keen Contact
Jay Averill              Simon Stelfox
Media Relations          Investor Relations      Kevin Hydes         stantec.com
Stantec                  Stantec                 President & CEO
Tel:  (780) 917-7441     Tel:  (780) 917-7288    Keen Engineering
                                                 Tel:  (877) 311-5336